June 19, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Re:               HMS Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-50194

Ladies and Gentlemen:

I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”).  I hereby submit via EDGAR transmission, the Company’s response to the letter, dated June 5, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), filed by the Company on March 1, 2013.

For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.  Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management Discussion and Analysis of Financial Condition and Results of Operations

General Overview, Page 17

1.              You indicate that the revenue from the Medicare RAC for Region D contract, which is one your largest contracts, may be significantly reduced as a result of the Request for Quote and the related corrective actions and transition plan established by CMS. You should also give an indication of the relative significance of this uncertainty. Tell us what consideration you gave to quantifying the reasonably expected impact on your liquidity, capital resources and/or results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350, Commission Guidance

The Company acknowledges the Staff’s comment.  In 2009 HealthDataInsights, Inc. (HDI) was selected as the Medicare RAC, or recovery audit contractor, for Region D, comprising 17 states and 3 U.S. territories. There are three other Medicare RACs. Through September 30, 2012, HDI was responsible for 37% of the total corrections (overpayments and underpayments) made under the program, even though HDI’s Region D represents only

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22% of the total U.S. Medicare claim volume. In early 2013, the Company reported that HDI had reached the milestone of $1 billion in corrections since the inception of the national Medicare RAC program in 2009.  In evaluating the likelihood of HDI not being awarded a region under the RFQ, management took into consideration HDI’s success over the past four years as the Medicare RAC for Region D and its consistently superior results over the other three Medicare RACs and concluded that such an outcome is unlikely.  Additionally, the re-procurement of the RAC contracts has preconditions that materially restrict the number of eligible bidders for the contracts. Namely, those vendors must be on an approved GSA schedule and have demonstrated experience in a RAC program (Medicare, Medicaid or equivalent experience in a commercial health plan).

The Company advises the Staff that it proposes to expand the “General Overview” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations for its Quarterly Report on Form 10-Q for the period ended June 30, 2013 as follows (underlined portions represent proposed new language):

“In February 2013, CMS issued a request for quote (RFQ) for the new Medicare recovery audit contract.  Our current Medicare RAC contract, pursuant to which HDI serves as the Medicare RAC for Region D, expires in February 2014 and is one of our largest contracts.  In April 2013, HDI submitted its response to the RFQ and also filed a bid protest with the GAO, which was subsequently dismissed based on CMS’s decision to take voluntary corrective action to resolve the issues raised in the protest in an amendment to the RFQ.  The amended RFQ and any award made thereunder may be protested, which could extend the time frame for implementing the new Medicare RAC contracts.  In addition, CMS has established a transition plan pursuant to which incumbent contractors are permitted to request medical records through June 2013. While this transition plan is subject to change, as currently proposed by CMS it may significantly reduce our expected revenues from this contract for the remainder of the contract term.

Revenues under HDI’s Medicare RAC contract for Region D generated approximately [   ]% and [   ]% of our consolidated total revenues for the six months ended June 30, 2013 and 2012, respectively and [   ]% and [   ]% of our consolidated total revenues for the three months ended June 30, 2013 and 2012, respectively.”

In the future, if we conclude that it is reasonably possible that we will be impacted by pending changes to the Medicare RAC program, we will expand our disclosure to explain the impact and either provide an estimate of the potential impact to our revenues, or state that such an estimate cannot be made.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(n) Revenue Recognition and Estimated Liability for Appeals, page 62

2.              We note that you accrue an estimated liability for appeals based on the amount of fees which are subject to appeal and which you estimate are probable of being returned to providers following a successful appeal. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, tell us what consideration you gave to disclosing an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. In addition, to the extent that it is at least reasonably possible that a change in the estimate will occur in the near term and the effect would be material, ensure that your disclosures indicate the nature of the uncertainty and include an estimate of the possible loss or range of loss, or state that such an estimate cannot be made. For example, we note the uncertainty related to the re-procurement of the Medicare RAC contract, together with potential changes to that contract’s structure. Explain how the resolution of these matters, or any other known uncertainty, could impact your estimated liability for appeals. Refer to ASC 275-10-50-9. Please also consider these disclosure issues as they relate to your Form 10-Q for the quarterly period ended March 31, 2013.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise future filings to clarify if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, pursuant to ASC 450-20-50.  The Company proposes to include the following disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (underlined portions represent proposed new language).

“To the extent the amount to be returned to providers following a successful appeal exceeds the amount accrued, revenue in the applicable period would be reduced by the amount of the excess. As of June 30, 2013, we have accrued our estimated liability for appeals and estimated allowance for appeals based on our historical experience with appeals activity under our Medicare RAC contract. At this time, the Company does not believe it faces a risk of significant loss in excess of the amounts accrued.”

The Company has considered the criteria of ASC 275-10-50-9 when preparing its past disclosures regarding the estimated liability for appeals.  The Company believes its disclosures have conformed to those requirements.  As stated in the Company’s response to the Staff’s comment 1, if the Company concludes in the future that it is reasonably possible that the estimate of potential loss will change in the near term due to future uncertainty related to the re-procurement of the Medicare RAC contract or potential material changes to the Medicare RAC contract structure, the Company will disclose that fact and an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

3.              Tell us what consideration you gave to disclosing the activity within estimated liability for appeals for each of the periods presented. That is, you should disclose the additions and deductions to the account for each period. Refer to Question 1 of SAB Topic 13A4a.

The Company acknowledges the Staff’s comment and advises the Staff that the Company proposes to include the following table in its Quarterly Report on Form 10-Q for the period ended June 30, 2013:

Allowance for doubtful accounts (in thousands):
Balance, December 31, 2011	$1,158
Provision	19
Recoveries	—
Charge-offs	(347)
Balance, December 31, 2012	$830
Provision	—
Recoveries	—
Charge-offs	—
Balance, June 30, 2013	$—
Estimated allowance and liability for appeals (in thousands):
Balance, December 31, 2011	$10,383
Provision	18,389
Appeals found in Providers favor	—
Charge-offs	—
Balance, December 31, 2012	$28,772	*
Provision	—
Appeals found in Providers favor	—
Charge-offs	—
Balance, June 30, 2013	$—	*

*Includes $XXX and $6,985 related to estimated allowance for appeals that apply to uncollected accounts receivable as of June 30, 2013 and December 31, 2012, respectively.

Schedule II — Valuation and Qualifying Accounts, page 82

4.              Tell us what consideration you gave to presenting the information for your allowance for doubtful accounts separately from the estimated allowance for appeals. Refer to Rule 12-09 of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff that it proposes to revise, in its future Annual Report on Form 10-K, Schedule II — Valuation and Qualifying Accounts, to conform to the presentation illustrated in the Company’s response to the Staff’s Comment 3.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

/s/ Walter D. Hosp

Walter D. Hosp

Executive Vice President,
Chief Financial Officer & Chief Administrative Officer